

Katerina Cronstedt

CEO at Just Add Cooking - Boston magazine's Best of
Boston® 2018 - Best Meal-Kit Delivery

Greater Boston Area

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 Just Add Cooking Inc.

Cornell University

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500+ connections

Experienced executive and entrepreneur. Founder of two e-commerce startups in the food and
beverage industry. Passionate about disruptive technologies, customer satisfaction and operational
efficiency. Doer with a love of spreadsheets and a background in design. Fluent in English, Russian a...

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Experience

 **Just Add Cooking Inc.**
1 yr

CEO
Jun 2018 – Present · 4 mos
Greater Boston Area

Chief Marketing Officer
Oct 2017 – Jun 2018 · 9 mos
Greater Boston Area

Consultant
EF Education First
Mar 2017 – Jun 2017 · 4 mos
Greater Boston Area
Consulted EF Education First, a world leader in education and travel, on one of their
international projects. The scope of work included food & beverages consultation and event
planning.

 **Founder, CEO**
Bankatering
Dec 2014 – Jan 2017 · 2 yrs 2 mos
Moscow Region, Russian Federation
- Founded the first e-commerce catering company in Moscow as well as an entirely new
catering category - express catering.
- Grew revenues to $1m in the first year
- Created a systematic and streamlined hiring process, hired, trained and managed... See more

 **Founder, CEO**
Katerina.ru

a.ru

Sep 2013 – Nov 2015 · 2 yrs 3 mos
Moscow, Russian Federation
- Founded the first dinner kit delivery company in Moscow
- Developed proprietary software to manage online orders, staff, production and deliveries
- Delivered over 1000 dinner kits per week
- Successfully sold to a competitor in November 2015... See more

Umaco Management (Katerina City & Katerina Park hotels)

Umaco Management (Katerina City & Katerina Park hotels)
6 yrs 1 mo

Managing Director
Sep 2008 – Sep 2013 · 5 yrs 1 mo
Moscow, Russian Federation

Managing Director, Hotel Managing Company
- Full responsibility for the performance and management of two 4-star business hotels in Moscow with 360 rooms, with a yearly turnover of $20M
- Managing all aspects of running the business, incl. the in-house food & beverage ... See more

General Manager
Sep 2007 – Sep 2008 · 1 yr 1 mo
Moscow, Russian Federation

General Manager of the Katerina City hotel in Moscow, 120-room 4-star business hotel
- Responsible for all aspects of running the hotel incl. food and beverage, front desk, housekeeping, conference facilities, sales and marketing.
- Increased efficiency and profitability by consolidating from 190 to 110 employees ... See more

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Education

Cornell University

Cornell University
Certificate, Hospitality Management
2008 – 2009

Launch Gurus Startup Academy

Launch Gurus Startup Academy
Startup Academy 5, Entrepreneurial and Small Business Operations
2014 – 2014

London College of Fashion

London College of Fashion
Bachelor's Degree, Women's wear Fashion design
2002 – 2004

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Volunteer Experience

Jeremiah Program

Volunteer
Jeremiah Program
Jun 2017 – Present • 1 yr 4 mos
Poverty Alleviation

Jeremiah Program offers one of the nation's most successful strategies for transforming families from poverty to prosperity two generations at a time.

Currently I am recording a podcast series to raise awareness of the Jeremiah Program Boston chapter.

Mentor Sverige

Mentor
Mentor Sverige
Sep 2015 – Mar 2016 • 7 mos
Children

Being a work mentor is about sharing your story to inspire youths in 8th and 9th grade about entrepreneurship and possible career paths. That there is seldom a straight line, but that passion, curiousity and hard work can take you anywhere.

Skills & Endorsements

Hotels · 39

Endorsed by **David Jenkins, who is highly skilled at this**

Endorsed by **2 of Katerina's colleagues at Umaco Management (Katerina City & Katerina Park hotels)**

Hospitality Industry · 34

Endorsed by **2 of Katerina's colleagues at Umaco Management (Katerina City & Katerina Park hotels)**

Hotel Management · 31

Endorsed by **David Jenkins, who is highly skilled at this**

Endorsed by **2 of Katerina's colleagues at Umaco Management (Katerina City & Katerina Park hotels)**

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